KEATING MUETHING & KLEKAMP PLL
One East Fourth Street
Suite 1400
Cincinnati, Ohio 45202

F. MARK REUTER
DIRECT DIAL: (513) 579-6469
FACSIMILE: (513) 579-6457
E-MAIL: FREUTER@KMKLAW.COM

July 3, 2006

Via Edgar

Mr. Jim B. Rosenberg
Mr. Kevin Woody Mr. Frank Wyman
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

       Re:   The Midland Company: Form 10-K for Fiscal Year Ended December 31, 2005
                File # 1-06026

Gentlemen:

        The Midland Company is working expeditiously to respond to the comments contained in the letter from you dated June 27, 2006 regarding Midland’s above-referenced filing on Form 10-K.

        On behalf of Midland, we respectfully request an extension of time to respond to your comment letter beyond the ten (10) business days specified therein. Midland anticipates submitting to the staff a response on or around July 26, 2006.

        We are grateful for the staff’s assistance in this matter. Please call me at 513-579-6469 with any questions you may have regarding Midland’s proposed timetable for responding to your comment letter.

Best regards, KEATING MUETHING & KLEKAMP PLL By: /s/ F. Mark Reuter F. Mark Reuter

FMR:mrs

cc:  Mr. John I. Von Lehman
       Mr. Todd Gray
       Mr. Matt McConnell
       Mr. Jamey Hinkle